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                              June 26, 2023

       Zhuang Richun
       Chief Executive Officer
       Kun Peng International Ltd.
       1F, Building 3, No 1001 Huihe South Street
       Banbidian Village
       Gaobeidian Town, Chaoyang District
       Beijing, PRC

                                                        Re: Kun Peng
International Ltd.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended September 30, 2022
                                                            Response dated May
19, 2023
                                                            File No. 333-169805

       Dear Zhuang Richun:

              We have reviewed your May 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 26, 2023 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30,
2022

       Implications of Being a Holding Company Transfers of Cash to and from Our Subsidiaries, page
       7

   1. We note your revisions to your disclosure in response to comment 9. Please revise your disclosure to describe
your intentions to distribute earnings or settle amounts owed under the VIE agreements.
       Contractual Arrangements, page 11

   2. We note your revised disclosure in response to comment 8. Please further revise your corporate structure
diagram to include a dotted line to designate your relationship with
 Zhuang Richun
Kun Peng International Ltd.
June 26, 2023
Page 2
      your VIE rather than a solid line.
Item 1. Business
Condensed Consolidating Schedule, page 14

3. We reviewed the revisions made in response to comment 10. Please revise future filings to include a separate column for the WFOE that is the primary beneficiary of the VIE.
        You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at
(202) 551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Dietrich King at
(202) 551-8071
with any other questions.



                                                         Sincerely,
FirstName LastNameZhuang Richun
                                                         Division of
Corporation Finance
Comapany NameKun Peng International Ltd.
                                                         Office of Trade &
Services
June 26, 2023 Page 2
cc:       Celia Velletri
FirstName LastName